[LONGS DRUGS LOGO]





"THE SUCCESSFUL INITIATIVES OF
                THE PAST TWO YEARS HAVE SET A STRONG FOUNDATION
                                                  FOR CONTINUED GROWTH AT LONGS"






A n n u a l   R e p o r t   1 9 9 7

                                   [MAP]


NUMBER OF STORES AT FISCAL YEAR END
------------------------------------
California                       291
Hawaii                            32
Nevada                             8
Colorado                           6
------------------------------------
Total                            337

COMPANY-OWNED
PROPERTIES AT FISCAL YEAR END
------------------------------------
Store Building and Land          121
Store Building on Leased Land     43
Corporate Offices                  2
Warehouses                         2




C O R P O R A T E   P R O F I L E

Longs Drug Stores is one of the largest drug store chains in North America, operating 337 stores in California, Hawaii, Nevada and Colorado. The
Company offers a uniquely broad assortment of merchandise--including pharmaceutical products, personal care items, photography supplies and greeting cards--along with excellent value and a high degree of customer service.

Longs common stock is traded on the New York Stock Exchange under the symbol LDG.




---------------------------------------
TABLE OF CONTENTS
---------------------------------------
 1  Financial Highlights
 3  Message to Stockholders
 8  Internal Initiatives
11  External Expansion
12  Management's Discussion & Analysis
14  Financial Review
21  Board of Directors and Officers

                             [Longs Drugs logo]


F I N A N C I A L   H I G H L I G H T S

(MILLIONS EXCEPT SALES PER SQUARE FT., PER SHARE DATA AND NUMBER OF STORES)
----------------------------------------------------------------------------
                                                FY 1997   FY 1996    FY 1995
Sales                                           $ 2,828   $ 2,644    $ 2,558
Net Income                                      $    59   $    55(1) $    49

PER SHARE DATA (2)
Net Income                                      $  1.49   $  1.35(1) $  1.18
Dividends                                       $  0.56   $  0.56    $  0.56

BALANCE SHEET DATA
Total Assets                                    $   880   $   854    $   828
Stockholders' Equity                            $   554   $   523    $   524

KEY FINANCIAL RATIO
Return on Average Stockholders' Equity             10.9%     10.4%(1)    9.5%

STORE DATA
Number of Stores at Year End                        337       328       317
Selling Square Footage at Year End                  5.4       5.2       5.1
Sales Per Selling Square Foot (52-week basis)   $   518   $   505    $  506

(1) Excluding $14 million lawsuit settlement in FY 1996 which reduced after tax net income by $8.4 million, or $.21 per share.
(2) Reflects 2-for-1 stock dividend on January 10, 1997


SALES

95 . . . . . . . $2.56 Billion
96 . . . . . . . . . . . $2.64 Billion
97 . . . . . . . . . . . . . . $2.83 Billion


EARNINGS PER SHARE

95 . . . . . . . $1.18
96 . . . . . . . . . . . $1.35(1)
97 . . . . . . . . . . . . . . $1.49


LONGS DRUG STORES  1

[LOGO]


"SHARPER MARKETING,
               A CUTTING EDGE PHARMACY AND UNSURPASSED SERVICE
                                                        ARE FUELING OUR GROWTH"


LONGS DRUG STORES  2

Bob Long
Chairman of the Board
Chief Executive Officer
                                 [PHOTO]

                               Steve Roath
                                President


M E S S A G E   T O   S T O C K H O L D E R S

     Fiscal 1997 was an excellent year for Longs. The many strategic initiatives we began implementing two years ago continued to drive improved performance at all levels of the Company. We achieved solid revenue and earnings growth, as well as increases in same store sales, pharmacy sales, customer count, average transaction and sales per square foot.

     Beyond these important financial measures, Longs has also grown stronger in the key elements that underlie any successful retailer. By applying customer-focused category management techniques, upgrading our information technologies and significantly strengthening our pharmacy operations, we've given our store management and employees the tools they need to do their jobs better. And it shows, in the excitement and enthusiasm of Longs employees, in the positive remarks we hear from our customers, and in our improved sales performance.

     Today, Longs is a stronger, better positioned, and more competitive chain than it was just two and a half years ago, and we intend to continue building on the momentum we have established.


STRONG SALES AND EARNINGS GROWTH

For the 53 weeks ended January 30, 1997, Longs sales were $2.8 billion, up 7% from $2.6 billion in the 52 weeks of fiscal 1996. On a 52-week comparable basis, same store sales rose 4.1% in fiscal 1997, and pharmacy sales increased 9.0%. We are especially encouraged by the strong performance in pharmacy, as this category represents 33% of our total sales.


LONGS DRUG STORES  3

[PHOTO]


Net income grew to $58.6 million, or $1.49 per share, from $46.2 million a year ago when we took a one-time pre-tax charge of $14 million to settle a lawsuit. Without the charge, our fiscal 1996 earnings would have been $54.6 million, or $1.35 per share. These earnings per share figures reflect the two-for-one stock split that we declared in January 1997.

This solid 7% growth in Longs' sales and profitability--which we achieved despite a weaker than expected holiday selling season for Longs and most retailers and a still sluggish economy in Hawaii that held back our sales growth in the state--was in line with our goals for the year, and we feel our results illustrate how our initiatives to enhance value, convenience and the overall shopping experience for our customers have translated into strong performance throughout our chain.


MEETING AND EXCEEDING CUSTOMER EXPECTATIONS

Longs has always had a tradition of decentralized decision making, giving store managers broad authority to stock selected merchandise based on their knowledge of local customer demand. Over the past two years, we have begun augmenting this proven approach with more active management of core categories by our merchandising team at the corporate office.

In this program--which has been a tremendous success--category managers at our corporate headquarters analyze customer buying behavior throughout our 339 store chain and develop fact-based strategies for enhancing core product selection, display and promotion. With store managers and employees doing an excellent job tailoring execution of these plans to their stores, the result has been a product offering that provides greater focus and consumer appeal.


LONGS DRUG STORES  4

Category management leverages our greatly enhanced management information system, which enables us to track chainwide sales through our checkout scanning system, analyze operating data at both the store and regional level, develop detailed product layout designs, and much more. It has significantly strengthened sales in each of the categories under management, including cosmetics/toiletries, photo and over-the-counter drugs.


A PHARMACY "BETTER THAN THE BEST"

Technology is also key to the improvements we have made in our pharmacy departments. For example, in fiscal 1997 we completed testing and began rolling out our new computer-aided prescription filling system, which frees our pharmacists to spend more time consulting with customers. And our automated Pharmacy Replenishment Ordering System has greatly increased the efficiency and speed of re-stocking pharmaceutical products.

Fiscal 1997 was also the first full year of our Integrated Health Concepts
(IHC) subsidiary. IHC is designed to maintain Longs' leadership in the rapidly changing healthcare marketplace by marketing value-added pharmacy services to managed care providers, including large employer groups, HMOs, insurance companies and others. Response to IHC has been excellent, and, as the managed care revolution has put inevitable downward pressure on pharmaceutical prices, we believe Longs will be well positioned to offset much of this margin decline with both growing sales and enhanced service offerings.

[PHOTO]


LONGS DRUG STORES  5

AN EXPANDING MARKET PRESENCE

In addition to improving our sales performance and operating efficiency over the past 24 months, we continued to broaden our store base. In fiscal 1997, we opened ten new stores, relocated one store and closed one underperforming unit.

Our growth strategy requires an expansion into markets other than those in which we already have stores. Such an opportunity is Las Vegas. With our strong presence in Southern California and seven successful stores in and around Reno, Nevada, Las Vegas is a natural extension for Longs. We are now developing a presence in Las Vegas and plan to have a total of six stores there by the end of this fiscal year. Overall, our expansion plans for fiscal 1998 are to open a total of 15 to 17 new stores.


GROWING MOMENTUM IN FISCAL 1998 AND BEYOND

Longs has accomplished a great deal in the past year, but we believe there is still plenty of room for further improvement. In fiscal 1998 we will continue to refine our category management implementation to fuel our same store sales growth. We will also assess other customer-service initiatives, such as increasing the number of stores that offer either extended hours or 24-hour operation. We will implement new applications to maximize the value of our information systems investment. And we will continue to hire and train the best managers and employees in the industry.


[PHOTO]


LONGS DRUG STORES  6

[PHOTOS]


Indeed, people have always been the key to Longs' success, and we want to thank each of the 16,500 individuals in the Longs family for their contributions to our past and future accomplishments. We also thank you, our stockholders--including the nearly 11,000 Longs employees who are members of the Company's profit sharing plan--for your continued support.




           /s/ S.D. Roath                            /s/ Bob Long
        --------------------                 ------------------------------
             S.D. Roath                                R. M. Long
             President                           Chief Executive Officer


April 7, 1997


LONGS DRUG STORES  7

I N T E R N A L   I N I T I A T I V E S

     Longs' success begins with store-level performance. A fast, friendly and fruitful shopping experience has been the hallmark of Longs stores for almost six decades. Today we are building on that tradition with a variety of initiatives designed to ensure that our customers find what they want and find it easily, while receiving unsurpassed service and value.


CATEGORY MANAGEMENT

Longs stores are well known for carrying unique and often unusual merchandise that reflects the particular needs of local customers. To accomplish this, our store managers have the authority to make independent buying decisions. This autonomy is a key reason why our customers think of Longs as their local corner drug store and why they make us a regular stop on their weekly shopping trips. It is an aspect of our Company that will never change.

[PHOTO]

Recently, however, we have added a valuable element of control in managing the standard core product categories in all our stores. Category managers at our headquarters now use information gathered from our entire 339 store chain to develop successful product mix, to position categories effectively on the sales floor, and to carry out traffic building promotions.


TECHNOLOGY-DRIVEN PRODUCTIVITY

Controlling core categories from the corporate office also improves our purchasing efficiency. It leverages our buying clout and enhances our ability to negotiate consistent supply and better costs of goods. In addition, automated repurchasing systems help reduce inventory costs while improving the speed of our replenishment capability. It has also improved our ability to maintain in-stock positions throughout the chain.

We now have approximately 11,000 stock keeping units available for rapid replenishment--more than 25% of the non-prescription items we carry in our stores. Equally encouraging, we are steadily increasing the share of our product volume that is controlled by our own distribution system--in fiscal 1997, we surpassed 45%--a trend that improves our gross margin and inventory control.


LONGS DRUG STORES  8

[LOGO]


"WE HAVE STEADILY
             IMPROVED OUR STORE-LEVEL PRODUCTIVITY AND
                                                  OVERALL OPERATING EFFICIENCY"


LONGS DRUG STORES  9

[LOGO]


"LONGS IS EXTENDING
                         ITS PRESENCE IN BOTH NEW AND
                                                              EXISTING MARKETS"


LONGS DRUG STORES  10

E X T E R N A L   E X P A N S I O N

     As we have strengthened our internal performance, Longs has also continued to expand its store base. Our strategy has been to focus on finding high quality sites in our existing markets that enhance our strong position in our four-state operating area. At the same time, we continue to assess opportunities to expand into new markets. As we do so, we often seek multiple unit acquisitions that will give us an immediate strong market presence and enable us to capitalize on economies of scale in distribution, marketing and training.


EXISTING MARKETS

While Longs has a very strong presence and name recognition in California, there are still opportunities to add new stores, as well as to upgrade and expand existing units. In fiscal 1997, we added nine new stores in the state, both in urban markets as well as smaller towns. To serve the thriving San Diego metropolitan area, for example, we added three stores. At the same time, we also entered the smaller Central Valley ranching town of Prather, and expanded the size of an existing store in the growing community of Orcutt, near Santa Maria.

Before opening any new store, we conduct extensive research to evaluate market demand and existing store capacity. And, of course, we always hit the ground running by stocking key local items--such as fishing tackle at our new Reno store--to serve the unique needs of the local customer base.


NEW MARKETS

When we enter new operating areas, we choose markets that are logical extensions of our established operations, such as communities near or contiguous to current markets. We followed this strategy in fiscal 1997 when we entered Las Vegas, which is between Reno, Nevada, where we now have a strong base of seven stores, and Southern California. We entered this new market by acquiring three stores from local retailers Rainbow Drugs and Drug Emporium. Although not yet open as Longs units, these new stores provide us a strong initial foundation on which to build. Based on our market research we are very optimistic about this move. We believe Longs' proven combination of service-oriented pharmacy, broad selection and unique merchandise mix will be very well received in Las Vegas.


LONGS DRUG STORES  11

M A N A G E M E N T ' S   D I S C U S S I O N   A N D   A N A L Y S I S

RESULTS OF OPERATIONS
SEASONAL BUSINESS AND 53 WEEK YEAR

The retail drug store business is seasonal, peaking in the fourth quarter due to the Thanksgiving and Christmas holidays and the cold and flu season. The Company's fiscal year ends the last Thursday in January. Fiscal year and fourth quarter of 1997 had one additional week of operations compared to fiscal year and fourth quarter of 1996 and 1995. Sales benefited as a result, offset somewhat by the impact of fewer holiday shopping days between the Thanksgiving and Christmas holidays.

SALES

(THOUSANDS)                    FY 1997      FY 1996      FY 1995
------------------------------------------------------------------
Total Sales                  $ 2,828,338  $ 2,644,376  $ 2,558,269
------------------------------------------------------------------
Sales Growth - 53rd week
(FY 97 only)                        2.1%
Same Store Sales Growth
52 weeks                            4.1%         0.7%       (1.5%)
New Stores
52 weeks                            0.8%         2.7%        3.9%
------------------------------------------------------------------
Total Sales Growth                  7.0%         3.4%        2.4%
------------------------------------------------------------------
New Stores                            10           15          18
Closed Stores                        (1)          (4)          (6)
------------------------------------------------------------------
Number of Stores                     337          328          317
------------------------------------------------------------------

About one-third of the sales growth is due to an extra week of operations in fiscal 1997, compared to fiscal 1996 and fiscal 1995. The steady improvement in same store sales, stores open more than one year, was due to strong pharmacy sales and successful marketing of non-pharmacy categories. Sales were negatively impacted by five fewer shopping days between Thanksgiving and Christmas and severe weather in California in the fourth quarter of fiscal 1997.

PHARMACY SALES

                           FY 1997  FY 1996  FY 1995
-----------------------------------------------------
Pharmacy Percent of
Total Sales                  33.1%    32.0%   30.1%
-----------------------------------------------------
Managed Care Percent of
Pharmacy Sales               80.2%    76.5%   71.3%
-----------------------------------------------------

Pharmacy sales grew slightly as a percentage of total sales as a result of strong pharmacy sales growth. Pharmacy sales increased 9.0% in fiscal 1997 on a 52-week comparable basis, 10.7% in fiscal 1996, and 7.2% in fiscal 1995. Pharmacy sales reimbursed through managed care arrangements continues to increase but at a lesser rate than prior years.

GROSS MARGIN

                            FY 1997  FY 1996  FY 1995
-----------------------------------------------------
Gross Margin Percentage      26.7%    26.4%    26.0%
-----------------------------------------------------

Increased gross margin in fiscal 1997 over fiscal 1996 was primarily the result of improved buying, product mix, and promotional strategies. These increases offset decreases in pharmacy gross margin consistent within the drug chain industry.

The Company uses the LIFO (last-in first-out) method of accounting for its inventories. The LIFO provision was $3.4 million in fiscal 1997, compared to $4.8 million in fiscal 1996 and $1.7 million in fiscal 1995. The LIFO provision fluctuates with inflation rates and product mix, and is included in cost of merchandise sold.

OPERATING AND ADMINISTRATIVE EXPENSES

(THOUSANDS)                  FY 1997    FY 1996  FY 1995
---------------------------------------------------------
Operating and
Administrative Expenses     $ 656,742 $ 607,157 $ 584,587
---------------------------------------------------------
Operating and
Administrative Expenses
as a Percent of Sales           23.2%     23.0%     22.9%
---------------------------------------------------------

Operating and administrative expenses as a percent of sales increased to 23.2% in fiscal 1997, compared to 23.0% in fiscal 1996, and 22.9% in fiscal 1995. The increase was primarily due to an increase in wages that resulted from the new stores, costs related to the implementation of category management, and other costs which were in line with our expectations.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AND AMORTIZATION (EBITDA)

(THOUSANDS)                        FY 1997   FY 1996   FY 1995
---------------------------------------------------------------
EBITDA                            $ 141,385 $ 117,184 $ 118,642
---------------------------------------------------------------
EBITDA as a Percent
of Sales                               5.0%      4.4%      4.6%
---------------------------------------------------------------
EBITDA, excluding impact
of lawsuit settlement
in FY 1996                        $ 141,385 $ 131,184  $118,642
EBITDA as a Percent
of Sales, excluding
impact of lawsuit settlement
in FY 1996                             5.0%      5.0%      4.6%
---------------------------------------------------------------
EBITDA as a percent of sales continue to be strong, consistent with preceding years.


INCOME BEFORE TAXES

                                       FY 1997   FY 1996   FY 1995
------------------------------------------------------------------
Income Before Taxes as a
Percent of Sales                        3.4%       2.9%     3.2%
------------------------------------------------------------------
Income Before Taxes as a
Percent of Sales, excluding impact
of lawsuit settlement in FY 1996        3.4%       3.4%     3.2%
------------------------------------------------------------------

Income before taxes as a percent of sales remained consistent with prior year with an improvement in gross margin offset by increased operating and administrative expenses.

LAWSUIT SETTLEMENT

In fiscal 1996 the Company had a one-time $14.0 million pre-tax charge to operations to settle a lawsuit. The after tax impact of the settlement was $8.4 million or $0.21 per share. The details of the settlement are discussed in the footnotes to the financial statements. Operating comparisons to prior year are made with and without the settlement to facilitate analysis.


LONGS DRUG STORES  12

INCOME TAXES

The Company's effective income tax rates were 39.9% in fiscal 1997, 39.8% in fiscal 1996 and 39.7% in fiscal 1995. The California corporate tax rate was reduced from 9.3% to 8.8% for tax years beginning after January 1, 1997.

NET INCOME

                                FY 1997    FY 1996    FY 1995
-------------------------------------------------------------
Net Income as a Percent
of Sales                          2.1%       1.7%       1.9%
-------------------------------------------------------------
Net Income as a Percent
of Sales, excluding impact
of lawsuit settlement in
FY 1996                           2.1%       2.1%       1.9%
-------------------------------------------------------------

Net income as a percent of sales is consistent with fiscal 1996 (excluding the settlement) due to improved gross margins offset by increased operating and administrative expenses.

EARNINGS PER SHARE

                             FY 1997    FY 1996    FY 1995
----------------------------------------------------------
Earnings per Share           $ 1.49     $ 1.15     $ 1.18
Percent increase in
Earnings per Share            30.2%     (2.7%)     (8.2%)
----------------------------------------------------------
Earnings per Share,
excluding impact of lawsuit
settlement in FY 1996        $ 1.49     $ 1.35     $ 1.18
Percent increase in
Earnings per Share
excluding impact of lawsuit
settlement in FY 1996         10.1%      15.0%     (8.2%)
----------------------------------------------------------

On January 10, 1997, the Company issued a two-for-one stock split effected in the form of a stock dividend. All per share amounts have been adjusted to reflect the split. Earnings per share increased at a greater rate than net income due to stock repurchases in each of the last three fiscal years.

LIQUIDITY AND CAPITAL RESOURCES
CASH POSITION

(THOUSANDS)                    FY 1997   FY 1996   FY 1995
----------------------------------------------------------
Cash and Cash Equivalents
at Year End                   $ 22,834  $ 49,314  $ 57,518
----------------------------------------------------------

Cash and cash equivalents in fiscal 1997 were lower than fiscal 1996 due to increased inventories, particularly in the stores' pharmacies and in the pharmacy distribution warehouse, the purchase of a $12 million warehouse in fourth quarter, and the actual payment of the lawsuit settlement. Cash and cash equivalents in fiscal 1996 were lower than fiscal 1995 as a result of the acquisition of six stores in Hawaii and approximately $25 million more in stock repurchases in fiscal 1996 over fiscal 1995.

CASH FROM OPERATIONS

(THOUSANDS)                  FY 1997   FY 1996   FY 1995
---------------------------------------------------------
Cash provided by Operating
Activities                   $ 80,579  $ 94,299  $ 84,069
---------------------------------------------------------

The decrease in cash provided by operations was primarily due to the payment of the lawsuit settlement in fiscal 1997. Offsetting this decrease were improvements in sales and margins and the benefit from an extra week of operations in fiscal 1997.

CAPITAL EXPENDITURES

(THOUSANDS)                  FY 1997      FY 1996      FY 1995
----------------------------------------------------------------
Cash used by Investing
Activities                  $ (65,117)   $ (46,093)   $ (34,773)
----------------------------------------------------------------

Capital expenditures increased in fiscal 1997 primarily due to the construction and purchase of a $12 million warehouse in Southern California that replaced a leased facility. Management information systems were also expanded during fiscal 1997 to extend an open network system between the corporate offices and all stores. Additionally, the company is continuing its investment in open technologies to deliver new systems for pharmacy, human resources management, category management, warehousing and product ordering. Capital expenditures for fiscal 1998 are expected to rise with additional new stores and fixture upgrades in existing stores due to category management initiatives.

During fiscal 1997, the Company opened its first store in the Las Vegas market. The Company agreed to acquire 3 stores, 2 of which will open in early fiscal 1998, from existing operators in Las Vegas and will operate them under the Rainbow Pharmacy name until fall of next year.

In fiscal 1996, the Company purchased the inventory and fixed assets of six stores and the merchandise inventories of additional stores in Hawaii from PayLess Drug Stores Northwest, Inc.

FINANCING ACTIVITIES

(THOUSANDS)                   FY 1997      FY 1996      FY 1995
-----------------------------------------------------------------
Cash used by Financing
Activities                   $ (41,942)   $ (56,410)   $ (34,290)
-----------------------------------------------------------------

Stock repurchases were $21.9 million in fiscal 1997, $35.7 million in fiscal 1996, and $11.1 million in fiscal 1995, the primary reason for fluctuations in financing activities. Stock repurchases are at the discretion of the Board of Directors under an authorization approved in November 1994 and are impacted by stock price and available cashflow.

Expenditures for capital projects, dividends, and stock repurchases have been, and are expected to continue to be, funded from operation and cash reserves. To maintain desired working capital, the Company may periodically use short-term lines of credit.


LONGS DRUG STORES  13

STATEMENTS OF CONSOLIDATED INCOME

                           Years Ended  Jan 30, 1997  Jan 25, 1996  Jan 26, 1995
                           -----------------------------------------------------
THOUSANDS EXCEPT PER SHARE

SALES                                   $ 2,828,338    $ 2,644,376   $ 2,558,269
Cost and Expenses
    Cost of merchandise sold              2,074,084      1,946,391     1,892,851
    Operating and administrative            656,742        607,157       584,587
    Lawsuit settlement                                      14,000
                                        ----------------------------------------
Income before taxes                          97,512         76,828        80,831
    Taxes on Income                          38,900         30,600        32,100
                                        ----------------------------------------
NET INCOME                              $    58,612    $    46,228   $    48,731
                                        ----------------------------------------
Per Common Share
  Net Income                            $      1.49    $      1.15   $      1.18
  Dividends                             $       .56    $       .56   $       .56
Weighted Average Number of Shares
  Outstanding                                39,303         40,364        41,402
                                        ----------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


INDEPENDENT AUDITORS' REPORT

LONGS DRUG STORES CORPORATION:

We have audited the accompanying consolidated balance sheets of Longs Drug Stores Corporation and its subsidiary as of January 30, 1997 and January 25, 1996, and the related statements of consolidated income, consolidated stockholders' equity and consolidated cash flows for each of the three fiscal years in the period ended January 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies at January 30, 1997 and January 25, 1996, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 30, 1997 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
San Francisco, California
March 7, 1997


LONGS DRUG STORES  14

CONSOLIDATED BALANCE SHEETS

                                                     JAN 30, 1997   JAN 25, 1996
                                                    ----------------------------
THOUSANDS

ASSETS
Current Assets
  Cash and equivalents                                 $ 22,834        $ 49,314
  Pharmacy and other receivables                         49,911          54,388
  Merchandise inventories                               356,933         316,497
  Deferred income taxes                                  19,757          23,640
    Other                                                 1,939           2,687
                                                      -------------------------
    Total current assets                                451,374         446,526
                                                      -------------------------
Property
  Land                                                   88,269          79,998
  Buildings and leasehold improvements                  337,486         313,766
  Equipment and fixtures                                270,337         247,831
  Beverage licenses                                       7,240           7,163
                                                      -------------------------
    Total property at cost                              703,332         648,758
  Less accumulated depreciation                         285,943         253,461
                                                      -------------------------
    Property, net                                       417,389         395,297
                                                      -------------------------
Other Non-Current Assets                                 10,886          11,734
                                                      -------------------------
      Total                                           $ 879,649       $ 853,557
                                                      -------------------------
                                                      -------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable                                    $ 164,369       $ 148,428
  Employee compensation and benefits                     55,957          59,843
  Taxes payable                                          34,294          37,808
  Current portion of guarantee of Profit Sharing
    Plan debt                                             2,363           2,174
  Other                                                  29,526          39,094
                                                      -------------------------
    Total current liabilities                           286,509         287,347
                                                      -------------------------
Guarantee of Profit Sharing Plan Debt                     5,192           8,311
                                                      -------------------------
Deferred Income Taxes                                    34,362          35,132
                                                      -------------------------
Stockholders' Equity
  Common stock (38,968,000 and 39,632,000 outstanding)   19,484          19,816
  Additional capital                                    109,327         107,608
  Common stock contribution to Profit Sharing Plan        9,955           4,550
  Guarantee of Profit Sharing Plan debt                  (7,555)        (10,485)
  Retained earnings                                     422,375         401,278
                                                      -------------------------
    Total stockholders' equity                          553,586         522,767
                                                      -------------------------
      Total                                           $ 879,649       $ 853,557
                                                      -------------------------
                                                      -------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

LONGS DRUG STORES  15

STATEMENTS OF CONSOLIDATED CASH FLOWS

                                                            ------------------------------------------------------
                                                            YEARS ENDED  JAN 30, 1997  JAN 25, 1996   JAN 26, 1995
                                                            ------------------------------------------------------
THOUSANDS
OPERATING ACTIVITIES

  Receipts from customers                                                 $ 2,832,563   $ 2,645,211   $ 2,554,596
  Payments for merchandise                                                 (2,098,579)   (1,968,353)   (1,901,012)
  Payments for operating and administrative expenses                         (607,127)     (551,179)     (541,421)
  Income tax payments                                                         (46,278)      (31,380)      (28,094)
                                                                          ----------------------------------------
    Net cash provided by operating activities                                  80,579        94,299        84,069
                                                                          ----------------------------------------
INVESTING ACTIVITIES
  Payments for property additions and other assets                            (70,023)      (49,174)      (39,195)
  Receipts from property dispositions                                           4,906         3,081         4,422
                                                                          ----------------------------------------
    Net cash used in investing activities                                     (65,117)      (46,093)      (34,773)
                                                                          ----------------------------------------
FINANCING ACTIVITIES
  Proceeds from sale of common stock to Profit Sharing Plan                     2,000         2,017
  Repurchase of common stock                                                  (21,888)      (35,730)      (11,077)
  Dividend payments                                                           (22,054)      (22,697)      (23,213)
                                                                          ----------------------------------------
    Net cash used in financing activities                                     (41,942)      (56,410)      (34,290)
                                                                          ----------------------------------------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS                                   (26,480)       (8,204)       15,006
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                      49,314        57,518        42,512
                                                                          ----------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                                       $    22,834   $    49,314   $    57,518
                                                                          ----------------------------------------
                                                                          ----------------------------------------
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
  Net income                                                              $    58,612   $    46,228   $    48,731
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                              43,873        40,356        37,811
    Deferred income taxes                                                       3,113        (6,145)       (2,968)
    Restricted stock awards                                                     1,669         1,478         1,889
    Common stock contribution to benefit plans                                  9,460         4,550         5,515
    Tax benefits credited to stockholders' equity                                  90           127           155
    Changes in assets and liabilities:
      Pharmacy and other receivables                                            4,477          (484)       (3,265)
      Merchandise inventories                                                 (40,436)      (21,151)      (14,822)
      Other current assets                                                        748            47          (197)
      Current liabilities                                                      (1,027)       29,293        11,220
                                                                          ----------------------------------------
  Net cash provided by operating activities                               $    80,579   $    94,299   $    84,069
                                                                          ----------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


LONGS DRUG STORES  16

STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY


                                                                         Profit          Guarantee
                                                                        Sharing          of Profit                        Total
                                      Common Stock      Additional        Plan            Sharing        Retained     Stockholders'
Thousands                           Shares     Amount     Capital      Contributions     Plan Debt       Earnings        Equity
BALANCE AT JANUARY 27, 1994         41,308    $20,654    $104,518         $ 5,530        $(15,662)       $384,567       $499,607
                                    -----------------------------------------------------------------------------------------------
Net income                                                                                                 48,731         48,731
Dividends ($.56 per share)                                                                                (23,213)       (23,213)
Profit Sharing Plan:
  Issuance of stock for FY94
    contribution                       296        148       5,456          (5,530)                            (74)             0
  Stock portion of FY95
    contribution                                                            5,515                                          5,515
  Purchase of stock from plan         (210)      (105)     (3,517)                                             53         (3,569)
  Reduction of plan debt                                                                    2,481                          2,481
Restricted stock awards                180         90       1,845                                             (46)         1,889
Tax benefits related to employee
    stock plans                                                                                               155            155
Repurchase of common stock            (456)      (228)     (1,095)                                         (6,185)        (7,508)
Acquisition of Bill's Drugs, Inc.,
    net of related costs                 2          1           9                                                             10

BALANCE AT JANUARY 26, 1995         41,120    $20,560    $107,216         $ 5,515        $(13,181)       $403,988       $524,098
                                    -----------------------------------------------------------------------------------------------
Net income                                                                                                 46,228         46,228
Dividends ($.56 per share)                                                                                (22,697)       (22,697)
Profit Sharing Plan:
  Issuance of stock for FY95
    contribution                       352        176       5,427          (5,515)                            (88)             0
  Stock portion of FY96
    contribution                                                            4,550                                          4,550
  Sale of stock to plan                118         59       1,988                                             (30)         2,017
  Purchase of stock from plan         (228)      (114)     (4,037)                                             58         (4,093)
  Reduction of plan debt                                                                    2,696                          2,696
Restricted stock awards                 60         30       1,463                                             (15)         1,478
Tax benefits related to employee
    stock plans                                                                                               127            127
Repurchase of common stock          (1,790)      (895)     (4,449)                                        (26,293)       (31,637)

BALANCE AT JANUARY 25, 1996         39,632    $19,816    $107,608         $ 4,550        $(10,485)       $401,278       $522,767
                                    -----------------------------------------------------------------------------------------------
Net income                                                                                                 58,612         58,612
Dividends ($.56 per share)                                                                                (22,054)       (22,054)
Profit Sharing Plan:
  Issuance of stock for FY96
    contribution                       181         91       4,010          (4,055)                            (46)             0
  Contribution in cash                                                       (495)                                          (495)
  Stock portion of FY97
    contribution                                                            9,955                                          9,955
  Sale of stock to plan                 90         45       1,978                                             (23)         2,000
  Purchase of stock from plan         (179)       (90)     (3,925)                                             45         (3,970)
  Reduction of plan debt                                                                    2,930                          2,930
Restricted stock awards                 72         36       1,651                                             (18)         1,669
Tax benefits related to employee
    stock plans                                                                                                90             90
Repurchase of common stock            (828)      (414)     (1,995)                                        (15,509)       (17,918)

BALANCE AT JANUARY 30, 1997         38,968    $19,484    $109,327         $ 9,955        $ (7,555)       $422,375       $553,586
                                    -----------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.


LONGS DRUG STORES 17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIGNIFICANT ACCOUNTING POLICIES

THE CONSOLIDATED FINANCIAL STATEMENTS include Longs Drug Stores Corporation and its wholly-owned subsidiary, Longs Drug Stores California, Inc. All inter-company accounts and transactions have been eliminated.

FISCAL YEARS end the last Thursday of January. Most fiscal years have four quarters of thirteen weeks each, totaling 52 weeks. Every five to six years the fourth quarter has an additional week which is the case with the current fiscal year 1997. References made to the 1997, 1996, and 1995 fiscal years refer to the 53-week period ended January 30, 1997, and the 52-week periods ended January 25, 1996, and January 26, 1995. Reclassifications have been made to certain prior years' financial information to make it comparable to the current year presentation.

NATURE OF OPERATIONS - The Company operates retail drug stores in California, Hawaii, Colorado and Nevada with a majority of our sales concentrated in California. Prescription drugs, over-the-counter health care products, photo and photo processing, cosmetics and greeting cards are our core merchandise categories. Additional significant categories include food, toiletries and seasonal merchandise. Items sold through promotional advertising represent a significant portion of sales.

STOCK SPLIT - In November 1996, the Board of Directors declared a two-for-one stock split. The stock split was effected in the form of a two-for-one stock dividend to shareholders of record at the close of business on December 3, 1996 and was distributed on January 10, 1997. All share and per share amounts presented in the accompanying consolidated financial statements have been restated to reflect the stock split.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results may differ from those estimates.

CASH AND EQUIVALENTS include investments with original maturities of three months or less that are easily convertible to cash.

MERCHANDISE INVENTORIES are valued using the last-in, first-out (LIFO) method. The excess of specific cost over LIFO values was $133.2 and $129.8 million at the 1997 and 1996 fiscal year ends.

PROPERTY is depreciated using the straight-line method and estimated useful lives of twenty to thirty-three years for buildings, the shorter of life of the lease or estimated useful life for leasehold improvements, and three to twenty years for equipment, fixtures and beverage licenses. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized.

     Effective at the end of the third quarter of fiscal year 1996, the Company adopted Statement of Financial Accounting Standards No. 121 which requires that long-lived assets such as buildings or other property used by an entity be reviewed to ensure that their current value can be recovered by the cash flows from future operations. This pronouncement had no material effect on the Company's financial position or results of operations.

OTHER NON-CURRENT ASSETS consist of purchased pharmacy customer files and goodwill and are amortized under a straight line method over estimated useful lives of five to ten years.

NEW STORE OPENING COSTS, primarily labor to stock shelves, pre-opening advertising, rent and store supplies, are charged to expense as incurred.

ADVERTISING - Advertising costs are expensed as incurred and were $22.5, $21.9, and $23.3 million for fiscal years 1997, 1996, and 1995.

INCOME TAXES - The Company accounts for its taxes in accordance with SFAS No. 109 which requires the use of the asset and liability method of accounting for deferred income taxes. Deferred income taxes are recorded based upon the differences between the financial statement and tax basis of assets and liabilities.

STOCK-BASED COMPENSATION - The Company adopted the disclosure requirements of SFAS No. 123 (Accounting for Stock-Based Compensation) in fiscal year 1996. The Company's only stock-based compensation is restricted stock which is valued at its fair market value at the date of grant, and recorded as compensation expense over the vesting period. As a result, there are no additional required disclosures.

NET INCOME PER COMMON SHARE is calculated by dividing net income by the weighted average number of shares outstanding.

LEASES AND OTHER OBLIGATIONS

A significant portion of store properties are leased, having original terms ranging from ten to twenty-five years with renewal options covering up to twenty additional years in five-year to ten-year increments. Leases provide for minimum annual rent with provisions for additional rent based on a percentage of sales. Lease rentals for fiscal years 1997, 1996, and 1995 were $37.3, $34.5, and $30.9 million, of which $29.6, $27.5, and $23.4 million represent minimum payments.

     Total minimum rental commitments for non-cancelable leases in effect at 1997 year end were $31.1, $31.3, $30.2, $29.4, and $27.8 million for fiscal years 1998 through 2002, and $286.8 million thereafter.

     At fiscal year ends 1997 and 1996, the Company had an unsecured revolving line of credit of $30.0 million at prevailing interest rates. There was $30.0 million and $29.8 million available for use at the 1997 and 1996 fiscal year ends. The line of credit expires on June 30, 1998.

Employee Compensation and Benefits

The Company has approximately 16,500 full-time and part-time employees as of January 30, 1997. Virtually all full-time employees are covered by medical, dental and life insurance programs paid primarily by the Company. The Company also has a 401(k) plan under which employees may make voluntary contributions.


LONGS DRUG STORES 18

     Full-time employees with over 1,000 hours of service are entitled to Profit Sharing Plan benefits that are funded entirely by the Company. Annual contributions to the plan were $11.0 million for fiscal years 1997, 1996 and 1995. Contributions are made in cash and common stock.

     In April 1995, the Board of Directors approved the Longs Drug Stores Corporation Deferred Compensation Plan of 1995. The plan provides eligible employees with the opportunity to defer a specified percentage of their cash compensation. Resulting obligations will be payable on a date selected by the employee participant in accordance with the terms of the plan. The total deferred compensation obligations under the plan may not exceed $10.0 million. Deferred compensation was $2.0 million and $0.6 million at the 1997 and 1996 fiscal year ends.

TAXES ON INCOME

Significant components of the Company's deferred tax assets and liabilities as of January 30, 1997 and January 25, 1996 are as follows:

(Thousands)                                                 FY 1997     FY 1996
--------------------------------------------------------------------------------
Deferred Tax Assets:
Reserve for vacation pay                                    $ 8,327     $ 7,398
Reserve for workers' compensation                             6,626       7,493
State income tax                                              2,425       2,111
Reserve for health benefits                                   1,679       1,683
Lawsuit settlement                                                        5,600
Other                                                        11,156       9,456
--------------------------------------------------------------------------------
                                                             30,213      33,741
--------------------------------------------------------------------------------
Deferred Tax Liabilities:
Depreciation                                                 31,742      32,836
Basis of property                                             3,657       3,664
Inventories                                                   1,347       1,425
Other                                                         8,072       7,308
--------------------------------------------------------------------------------
                                                             44,818      45,233
--------------------------------------------------------------------------------
Net deferred tax liability                                  $14,605     $11,492
--------------------------------------------------------------------------------

Income tax expense is summarized as follows:

(Thousands)                                    FY 1997      FY 1996     FY 1995
--------------------------------------------------------------------------------
CURRENT
Federal                                        $27,849      $28,367     $26,992
State                                            7,938        8,378       8,076
--------------------------------------------------------------------------------
                                                35,787       36,745      35,068
DEFERRED                                         3,113       (6,145)     (2,968)
--------------------------------------------------------------------------------
Total                                          $38,900      $30,600     $32,100
--------------------------------------------------------------------------------
The reconciliation between the federal statutory tax rate and the Company's effective tax rates are as follows:

(THOUSANDS)                                                 FY 1997     Percent
--------------------------------------------------------------------------------
Federal income taxes at statutory rate                      $34,129      35.00%
State income tax net of federal benefits                      5,330       5.47%
Benefits of ESOP dividends                                   (1,288)     (1.32%)
Other                                                           729       0.74%
--------------------------------------------------------------------------------
                                                            $38,900      39.89%
--------------------------------------------------------------------------------
The effective tax rate in fiscal years 1996 and 1995 differ from the federal statutory rate of 35%, primarily due to state income taxes offset by the benefit of ESOP dividends.

GUARANTEE OF PROFIT SHARING PLAN DEBT

In March 1989, the Company sold 1,393,728 shares of Longs' common stock to the Profit Sharing Plan for $25.0 million. The Plan financed this purchase with a ten-year loan guaranteed by Longs Drug Stores California, Inc. The Company has no obligation to repurchase outstanding shares held by the Plan. Consequently, a Guarantee of Profit Sharing Plan debt is shown on the accompanying balance sheets with a corresponding reduction of Stockholders' Equity.

     Loan repayments are made with dividends on allocated and unallocated shares held by the Plan and with Company contributions. It is expected that all shares will be allocated within the term of the loan. Members are allocated shares of Longs' common stock equal in value to the cash dividends on their allocated shares used to repay the loan. Periodically, the Company has been willing to repurchase shares to provide the Plan with needed liquidity. Plan shares of the leveraged Employee Stock Ownership Plan (ESOP) were as follows:

                                                            FY 1997     FY 1996
--------------------------------------------------------------------------------
Allocated shares                                           1,075,552    955,434
Unallocated shares                                           318,176    438,294
--------------------------------------------------------------------------------
Total                                                      1,393,728  1,393,728
--------------------------------------------------------------------------------

     Loan payments are made in equal quarterly installments of $930,000, which includes interest at 8.4% per year.

     Dividends paid to the Plan, and used in part to repay principal and interest on the loan totaled $3.2 million for fiscal years 1997, 1996 and 1995.

STOCKHOLDERS' EQUITY

Authorized capital stock consists of 120 million shares of common stock, $.50 par value, and 30 million shares of preferred stock.

     Each outstanding share of common stock has a Preferred Stock Purchase Right (expiring in September 2006) which is exercisable only upon the occurrence of certain changes in control events. These new rights replaced previous rights which expired in September 1996. There have been no events that would allow these rights to be exercised.

     The Company has a Restricted Stock Award program in which certain individuals may be granted stock in the Company, with some restrictions. Recipients have voting rights to the shares and dividends are credited to the shares during the restriction period. However, transfer of ownership of the shares is dependent on continued employment for periods of one to five years. The compensatory portion not yet expensed for these programs ($2.6 million) at January 30, 1997, has been netted against Additional Capital. During fiscal years 1997, 1996, and 1995; 73,600 69,200 and 186,800 shares were awarded under these programs.

     In November 1994, the Board of Directors authorized a plan to repurchase up to four million shares of the Company's outstanding


LONGS DRUG STORES 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

common stock. As of fiscal year 1997, the Company has repurchased 1,739,000 shares at a cost of $32.6 million in connection with the repurchase plan.

     During fiscal year 1997, the Company also repurchased 179,000 common shares from the Profit Sharing Plan at market values totaling $4.0 million and 438,000 common shares from the T.J. and J.M. Long charitable foundations at market values totaling $9.4 million.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of the Company's current financial assets and liabilities, and Guarantee of Profit Sharing Plan debt approximates the estimated fair value.

SETTLEMENT OF LAWSUIT

The Company's subsidiary, Longs Drug Stores California, Inc. ("Subsidiary"), was named as one of a large number of defendants in two lawsuits filed in United States District Court for the Southern District of Florida, Harvey S. Tropin, as Receiver of Lone Star Trading Company and its subsidiaries and affiliates, as Trustee of Premium Sales Corporation, Plaza Trading Corporation and as the designated corporate representative of Windsor Wholesale Corporation v. Kenneth Thenen, et al. ("Tropin"), and Walco Investments, Inc., et al. v. Kenneth Thenen, et al. ("Walco"). In addition, Subsidiary was named in three cross-complaints by certain co-defendants in Walco. The cases alleged that investors invested in partnerships involved in the business of "diverting" grocery products. It was alleged that many of the diverting transactions were fictitious. The complaints further alleged that a former employee of Subsidiary received bribe payments in return for his willingness to confirm fraudulent transactions, and they claimed that the Subsidiary was secondarily liable for damages based on the acts of its former employee. Several other retailers involved in the grocery business, as well as law firms and banks, were co-defendants in the actions. Plaintiffs in both actions sought damages for the investors' losses, which were alleged to have been several hundred million dollars.

     In February 1996, the Company concluded settlement negotiations with representatives of the plaintiffs in these actions whereby claims against the Company and its affiliates will be released in exchange for the Company's cash payment of $14 million, in addition to certain contingent insurance proceeds. The Company elected to settle these lawsuits to avoid the expense and the uncertainty of a trial. The after-tax impact of this settlement was $8.4 million, or $.21 per share, and was accrued for in the fourth quarter of fiscal year 1996. The final settlement amount was $13 million and has been paid into an escrow account. This settlement has received final court approval and is the subject of a definitive settlement agreement, but will not become finally effective until required releases are delivered and other contingencies have been resolved, which could occur as early as July 1997.

QUARTERLY FINANCIAL DATA (UNAUDITED)


(Thousands except                                                               Earnings              Dividends         Stock Price
share data)           Sales          Gross Profit         Net Income          Per Share(3)          Per Share (3)        Range (3)
-----------------------------------------------------------------------------------------------------------------------------------
Quarter 1          $  665,408         $  180,831          $   14,048         $ .35                   $ .14                $ 22-24
Quarter 2             681,503            181,719              13,512           .34                     .14                  19-23
Quarter 3             666,909            176,458               9,374           .24                     .14                  19-23
Quarter 4             814,518            215,246              21,678           .56                     .14                  22-25
-----------------------------------------------------------------------------------------------------------------------------------
FY 1997            $2,828,338         $  754,254          $   58,612         $1.49                   $ .56                $ 19-25
-----------------------------------------------------------------------------------------------------------------------------------
Quarter 1             639,801            169,232              13,304           .33                     .14                  16-17
Quarter 2             646,359            171,012              12,486           .31                     .14                  17-19
Quarter 3             628,900            166,643               8,815           .22                     .14                  18-21
Quarter 4             729,316            191,098              11,623(1)        .29(1)                  .14                  19-24
-----------------------------------------------------------------------------------------------------------------------------------
FY 1996            $2,644,376         $  697,985          $   46,228(1)      $1.15(1)                $ .56                $ 16-24
-----------------------------------------------------------------------------------------------------------------------------------

FIVE YEAR SELECTED FINANCIAL DATA

(THOUSANDS EXCEPT SHARE DATA)           FY 1997              FY 1996          FY 1995                FY 1994              FY 1993
-----------------------------------------------------------------------------------------------------------------------------------
Sales                                 $ 2,828,338          $ 2,644,376     $ 2,558,269             $ 2,499,224          $ 2,475,475
Net Income                            $    58,612          $    46,228(1)  $    48,731             $    52,782(2)       $    52,993
Net Income per Share (3)              $      1.49          $      1.15(1)  $      1.18             $      1.28          $      1.29
Dividends per Share (3)               $       .56          $       .56     $       .56             $       .56          $       .56
Total Assets                          $   879,649          $   853,557     $   827,961             $   794,804          $   726,190
-----------------------------------------------------------------------------------------------------------------------------------

(1) Includes $14 million lawsuit settlement in fourth quarter and fiscal year 1996, reducing after-tax net income by $8.4 million, or $ .21 per share.

(2) Includes cumulative effect of accounting change, increasing net income by $3 million, or $ .08 per share.

(3) Per share data restated for two-for-one stock split as of January
    10, 1997.


LONGS DRUG STORES 20

BOARD OF DIRECTORS AND OFFICERS OF LONGS DRUG STORES

BOARD OF DIRECTORS

Robert M. Long
Chairman of the Board and Chief Executive Officer

Richard M. Brooks*
Financial Consultant

William G. Combs
Vice President, Administration (retired)

David G. DeSchane
Vice President/District Manager (retired)

Edward E. Johnston*
Insurance Consultant

Mary S. Metz, Ph.D.*
Dean
U.C. Berkeley Extension

Ronald A. Plomgren
Senior Vice President, Development
and Chief Financial Officer

Stephen D. Roath
President

Gerald H. Saito
Senior Vice President/District Manager

Harold R. Somerset*
Business Consultant

Donald L. Sorby, Ph.D.*
Pharmaceutical Consultant

Thomas R. Sweeney
Vice President/District Manager (retired)

Frederick E. Trotter*
President,
F.E. Trotter Inc.

SENIOR OFFICERS OF LONGS DRUG STORES CALIFORNIA, INC.

Robert M. Long**
Chairman of the Board and Chief Executive Officer

Stephen D. Roath**
President

Bill M. Brandon
Senior Vice President/Regional Manager

George A. Duey
Senior Vice President/Regional Manager

David J. Fong
Senior Vice President, Pharmacy

Orlo D. Jones**
Senior Vice President, Properties and Secretary

Ronald A. Plomgren**
Senior Vice President, Development
and Chief Financial Officer

Gerald H. Saito
Senior Vice President/District Manager

Dan R. Wilson
Senior Vice President, Marketing

OFFICERS OF LONGS DRUG STORES CALIFORNIA, INC.

Leslie C. Anderson
Vice President, Personnel

Al A. Arrigoni
Vice President, Construction and Assistant Secretary

Martin A. Bennett
Vice President/District Manager

Terry D. Burnside
Vice President, Merchandise

John G. Daleth, Jr.
Vice President/District Manager

Donald D. England
Vice President/District Manager

James L. Famini
Vice President/District Manager

Stephen W. Fryslie
Vice President/District Manager

J. Richard Johnston
Vice President/District Manager

Brian E. Kilcourse
Vice President and Chief Information Officer

Ronald E. Lovelady
Vice President/District Manager

Sal Petrucelli
Vice President/District Manager

Michael K. Raphel
Vice President, Real Estate
and Assistant Secretary

Clay E. Selland**
Treasurer and Assistant Secretary

Kyle J. Westover
Vice President, Training

Grover L. White**
Vice President, Controller and Assistant Secretary

Robert W. Wilson
Vice President/District Manager

TRANSFER AGENT & REGISTRAR

ChaseMellon Shareholder Services
San Francisco, CA

INDEPENDENT AUDITORS

Deloitte & Touche LLP
San Francisco, CA

GENERAL COUNSEL

Bell, Rosenberg & Hughes LLP
Oakland, CA

INQUIRIES

Communications concerning stock transfer requirements, lost certificates and changes of address should be directed to the Transfer Agent. Other stockholder or investor inquiries should be directed to:

Investor Relations
Longs Drug Stores Corporation
P.O. Box 5222
Walnut Creek, CA 94596
(510) 937-1170

FORM 10-K

The Company's Form 10-K as filed with the Securities and Exchange Commission is available without charge by writing to the Corporate Treasurer. Company financial information is also available on the World Wide Web at HTTP://WWW.SHAREHOLDER.COM/LONGS and through our toll-free telephone service, 1-888-LDG-NEWS.

ANNUAL MEETING

The Company's annual meeting of stockholders will be held at 11:00 a.m., on May 20, 1997, at the Regional Center for the Arts, 1601 Civic Drive, Walnut Creek, CA. All stockholders are cordially invited to attend.

FORWARD-LOOKING INFORMATION

This report contains certain forward-looking statements regarding the Company's expected performance for future periods including same store sales and new store openings. Actual results for such periods may materially differ. Such forward-looking statements involve risks and uncertainties, including risks of changing market conditions in the overall economy and the retail industry, consumer demand, the opening of new stores, actual advertising expenditures by the Company, the success of the Company's advertising and merchandising strategy and other factors detailed from time to time in the Company's annual and other reports filed with the Securities and Exchange Commission.

Credits:

Design-Vargas Marketing Group

 * Member of Audit Committee
** Also an officer of Longs Drug Stores Corporation

                                LONGS DRUGS

                           141 North Civic Drive
                               P.O. Box 5222
                           Walnut Creek, CA 94596
                               (510) 937-1170